INTERIM MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2007

This Management’s Discussion and Analysis (“MD&A”) prepared as of November 9, 2007, reviews the financial condition and results of operations of Great Panther Resources Limited (“Great Panther” or the “Company”) for the nine month financial period ended September 30, 2007, and other material events up to the date of this report. The following discussion should be read in conjunction with the Company’s December 31, 2006 annual audited consolidated financial statements and related notes together with Management’s Discussion and Analysis and the unaudited interim consolidated financial statements and related notes for the period ended September 30, 2007.

The financial data included in the discussion provided in this report has been prepared in accordance with Canadian generally accepted accounting principles, and all dollar amounts are in Canadian dollars, unless otherwise noted.

THIRD QUARTER HIGHLIGHTS

  168% increase in mineral sales revenue from $1.8 million for the three months ended September 30, 2006 to $4.9 million for the three months ended September 30, 2007.

  Total quarterly production of 361,107 silver equivalent ounces (Ag Eq oz) compared to 179,782 Ag Eq oz in the third quarter 2006, an increase of 101%.

  Total September 30, 2007 year to date earnings from mining operations (before amortization and depletion of mineral properties, plant and equipment) was $0.5 million or 11%.

  20% quarter-by-quarter increase in output at Guanajuato from 176,838 Ag Eq oz in the second quarter 2007 to 212,617 Ag Eq oz in the third quarter 2007.

  11% quarter-by-quarter increase in output at Topia from 133,522 Ag Eq oz in the second quarter 2007 to 148,490 Ag Eq oz in the third quarter 2007.

  Surface drilling results continued to expand the La Gloria mineralized zone at the Mapimi Project. Highlights of the third batch of drill holes in the Phase I drilling program include 166 g/t silver equivalent (Ag Eq) over 19.46 metres; 107 g/t Ag Eq over 36.60 metres; 256 g/t Ag Eq over 55.60 metres; 110 g/t Ag Eq over 47.52 metres; and 147 g/t Ag Eq over 13.00 metres,

  Management team strengthened with appointment of Charles Brown as Chief Operating Officer.

OVERVIEW

Great Panther Resources Limited is a revenue-generating, active mining and exploration company listed on the Toronto Stock Exchange (“TSX”), trading under the symbol “GPR”. The Company’s current activities are focused on the mining of precious and base metals from its wholly-owned properties in Mexico. In addition, Great Panther is also involved in the acquisition, exploration and development of other properties in Mexico.

All of Great Panther’s assets in Mexico are held through Minera Mexicana el Rosario, S.A. de C.V. (“MMR”), a wholly-owned subsidiary acquired in February 2004. In 2005, the Company incorporated Metalicos de Durango, S.A, de C.V. and Minera de Villa Seca, S.A. de C.V. These two operating subsidiaries of the Company are responsible for the day-to-day affairs and operations of the Topia and Guanajuato mines, respectively, through service agreements with MMR. On February 20, 2007, Great Panther incorporated an additional subsidiary, Exploraciones Mineras el Rosario, S.A. de C.V., responsible for the exploration and further development of the Company’s mineral properties.

GREAT PANTHER RESOURCES LIMITED THIRD QUARTER 2007 (UNAUDITED)	2

Selected Quarterly Information:
	FY07-Q3	FY07-Q2	FY07-Q1	FY06-Q4	FY06-Q3	FY06-Q2	FY06-Q1	FY05-Q4
		(Restated)	(Restated)

Revenue	$ 4,899,422	3,146,969	4,173,562	3,876,592	1,828,398	959,062	405,390	-
Cost of Sales
(excluding
amortization and
depletion)	4,351,708	2,845,645	3,777,989	3,664,827	1,960,363	738,227	755,630	-

General and
administrative	1,173,228	865,295	1,199,060	1,523,169	665,532	1,521,574	698,856	889,710

Stock-based
compensation	444,000	504,500	181,000	3,165,270	23,216	184,788	1,299,500	29,500

Loss for the period	(4,029,795)	(5,750,022)	(3,406,485)	(7,785,139)	(1,289,174)	(3,036,687)	(2,973,437)	(1,538,101)

Basic loss
Per share	(0.06)	(0.08)	(0.05)	(0.11)	(0.02)	(0.06)	(0.06)	(0.07)

Cash and
Cash equivalents	2,523,680	2,401,239	5,579,424	9,208,048	12,941,744	16,173,126	2,628,869	5,295,397

Current assets	9,106,236	8,095,981	11,924,549	14,755,373	18,483,031	19,723,684	4,644,454	6,480,430

Working capital	$6,813,319	4,909,509	10,180,448	12,533,156	14,958,996	16,519,943	2,856,603	$1,407,474

Certain comparative figures have been reclassified to conform with current period presentation.

RESTATEMENT

Subsequent to the original filing of the Company’s unaudited interim financial statements for the periods ended March 31, 2007 and June 30, 2007, the Company determined that the following errors had been made:

    2006 year end entries were not correctly carried forward and/or reversed
    Revenue for the first quarter 2007 had been under accrued
    Mexican tax on assets had not been accrued during the first two quarters of 2007

These errors have been corrected and amended interim statements for the periods ended March 31, 2007 and June 30, 2007 have been filed. In addition, the accompanying Management’s Discussion and Analysis for the same periods was restated to incorporate the impact of the changes to the interim financial statements and to add additional discussion of the operating results for the three and six months ended March 31, 2007 and June 30, 2007.

The following reflects the restatements to the interim financial statements:

GREAT PANTHER RESOURCES LIMITED THIRD QUARTER 2007 (UNAUDITED)	3

		Three months ended June 30, 2007		Six months ended June 30, 2007		Three months ended March 31, 2007
		As originally		As originally		As originally
		reported	As restated	reported	As restated	reported	As restated
A.	Statement of Operations and Comprehensive Income
	Mineral sales	3,244,970	3,146,969	6,808,177	7,320,531	3,563,207	4,173,562
	Cost of sales	2,181,164	2,845,645	5,922,954	6,623,634	3,741,790	3,777,989
	Mineral property expenditures	2,141,759	2,194,383	3,416,962	3,469,586	1,275,203	1,275,203
	General and administrative	836,905	865,295	2,064,355	2,064,355	1,227,450	1,199,060
	Foreign exchange loss	981,668	1,259,636	1,077,125	1,355,093	95,457	95,457
	Income tax expense	167,547	257,547	255,177	435,177	87,630	177,630
	Net loss for the period	(4,538,559)	(5,750,022)	(8,457,590)	(9,156,507)	(3,919,031)	(3,406,485)
	Deficit, end of period	(33,384,768)	(34,083,685)	(33,384,768)	(34,083,685)	(28,846,209)	(28,333,663)
	Basic and diluted loss per common share	(0.06)	(0.08)	(0.12)	(0.13)	(0.06)	(0.05)

B.	Balance Sheet
	Amounts receivable, net	4,327,041	4,211,261	4,327,041	4,211,261	3,839,248	5,052,475
	Prepaid expenses, deposits and advances	379,842	299,848	379,842	299,848	1,155,444	615,447
	Mineral properties, plant and equipment	18,442,952	18,039,815	18,442,952	18,039,815	17,363,326	17,413,049
	Accounts payable and accrued liabilities	2,026,456	2,026,456	2,026,456	2,026,456	318,124	478,528
	Income taxes payable	120,403	220,409	120,403	220,409	138,831	188,834

C.	Statement of Cash Flows
	(i) Operating Activities
	Cash used in operating activities	(1,521,853)	(1,974,713)	(5,022,836)	(5,425,973)	(3,500,983)	(3,451,260)
	(ii) Investing Activities
	Additions to Mineral properties, plant and equipment	(1,954,195)	(1,501,335)	(2,764,251)	(2,361,114)	(810,056)	(859,779)

THIRD QUARTER REVIEW

Gross revenue for the three and nine months ended September 30, 2007 was $4,899,422 and $12,219,953 respectively, compared to revenue of $1,828,398 and $3,192,850 for the corresponding periods in 2006. This increase can largely be attributed to the increase in production at both the Topia and Guanajuato mines. For the three and nine months ended September 30, 2007, combined output at Topia and Guanajuato was 361,107 and 989,900 silver equivalent ounces (Ag Eq oz.), respectively, compared to 179,782 and 408,820 Ag Eq oz, respectively, for the same periods in 2006. Over the twelve-month period between FY07-Q3 and FY06-Q3, a significant amount of refurbishment was completed at both plants which has increased the capacity at both locations.

Gross revenue during the third quarter 2007 increased by $1,752,453 compared to the previous quarter. The combined output of silver equivalent ounces increased by 16% quarter over quarter. Additionally there has been a general metal price increase and all unsold inventory as of the second quarter 2007 was sold during the third quarter at higher prices than booked, in addition to the increased production at higher prices. For example, lead prices increased by an average of 67% during the third quarter resulting in increased revenue from lead.

Total throughput for the Topia and Guanajuato operations for the third quarter 2007 was 69,540 tonnes compared to 55,810 tonnes for the second quarter 2007.

GREAT PANTHER RESOURCES LIMITED THIRD QUARTER 2007 (UNAUDITED)	4

The Company is continuing development work at both mine sites. With the commissioning of the third ball mills at both plants, the Company is now in the position to increase processing capacity and realize economies of scale, subject to the rate of mine development and the ability of the mines to provide increased mill feed. At Topia, development work is continuing on the Argentina vein, where good grades and better widths should result in an increase in production.

The surface drill program at Guanajuato has identified several new zones of silver-gold mineralization in the Promontorio / Garrapata area – the southern most part in the Guanajuato mine complex. All zones are sub-parallel, occur within 70 metres of the main Veta Madre and, locally, coalesce into one wider zone. The rehabilitation of old workings in this area is continuing in order to access these zones and prepare them for production in 2008.

For the three and nine months ended September 30, 2007, amortization and depletion of mineral properties, plant and equipment increased by $726,208 and $2,034,109, respectively, as compared with the corresponding periods in 2006. The increase is largely due to the fact that the Guanajuato plant facilities, building and plant rehabilitation expenditures were not in service during the first half of 2006 and as such, no amortization expense was recognized during that period.

Exploration costs increased to $1,471,620 and $4,941,205 for three and nine months ended September 30, 2007, respectively, compared to $580,561 and $1,689,234 for the three and nine months ended September 30, 2006. These costs, although expensed during the quarter (in accordance with the Company’s accounting policies), will provide future economic benefits as the zones identified go into production. (Note - exploration costs include expenditures on the Mapimi project, described later in this discussion, of $750,412 and $2,007,006 for the three and nine months ended September 30, 2007).

Cash cost of sales was $4,351,708 and $10,975,342, respectively, for the three and nine months ended September 30, 2007 compared to $1,960,363 and $3,454,220, respectively, for the same periods in 2006. The year over year increase in cost of sales is due to the large increase in tonnes throughput, increasing the site operating costs, as well as increased transportation costs and higher smelting and refining rates.

General and administrative expenses (“G&A”) were $1,173,228 and $3,237,583, respectively, for the three and nine months ended September 30, 2007 compared to $665,532 and $2,885,462 for the same periods in 2006.

This increase in G&A is partially due to increased accounting and audit related costs during 2007. Additional accounting personnel have been added as a result of the growing complexity of the Company’s accounting processes arising from having fully operating subsidiaries in Mexico. Additional costs were also incurred with respect to Sarbanes-Oxley compliance.

GREAT PANTHER RESOURCES LIMITED THIRD QUARTER 2007 (UNAUDITED)	5

Legal fees have also increased due to ongoing regulatory work as the Company pursues an American Stock Exchange (“AMEX”) listing. Legal costs were also incurred related to a frivolous lawsuit launched by five dissident members of the Sociedad Cooperativa Minero Metalurgica Sante Fe (the "Cooperativa") against the administration of the Cooperativa. As Minera Mexicana el Rosario, S.A. de C.V. ("MMR"), Great Panther and others were only named in the lawsuit (MMR purchased the Company's Guanajuato mine from the Cooperativa in 2005), the Company incurred some legal fees in researching the case and assisting the Cooperative in its defense. The lawsuit was abandoned late in the second quarter of 2007. The abandonment was officially confirmed by the Court after which the lawsuit cannot be re-initiated by the five dissidents.

For the three and nine months ended September 30, 2007, the Company has incurred a foreign exchange loss of $280,328 and $1,635,421, respectively, compared to foreign exchange gains of $484,068 and $136,598, respectively for the same period in 2006. The Canadian dollar has strengthened relative to the Mexican peso during 2007. As such, a foreign exchange loss was incurred on Mexican peso transactions and the revaluation of the Mexican subsidiaries’ monetary assets and liabilities at the current exchange rate at the quarter end.

PRIMARY MINING PROPERTIES

Topia Mine

For the three month period ending September 30, 2007, the Company processed 9,509 tonnes of ore compared to 7,407 tonnes in the previous quarter, an increase of 28%. Production of 148,490 Aq Eg oz was realized during the quarter compared to 133,522 Aq Eg oz for the three months ended June 30, 2007, an increase of 11%. The breakdown by metal in the recent quarter was 65,884 oz of silver, 128 oz of gold, 404,460 lbs of lead and 448,528 lbs of zinc. In addition to the aforementioned production for the quarter, the Topia plant processed 2,469 tonnes, or 21% of the total throughput, on a custom basis for local small miners. Custom milling uses up some of the excess plant capacity and helps to increase efficiencies and offset overall costs.

For the nine month period, cumulative throughput has increased 65% from 15,240 tonnes in 2006 to 25,077 tonnes in 2007. This increase in production is a direct result of continual refurbishment of the plant and the development of various zones for mining.
	FY07-Q3	FY07-Q2	FY07-Q1	FY06-Q4	FY06-Q3	FY06-Q2	FY06-Q1

Tonnes milled	9,509	7,407	8,161	7,205	6,948	4,592	3,700

Gold ounces	128	126	148	145	106	85	69
Silver ounces	65,884	58,270	72,437	65,921	49,085	52,859	40,138
Lead tones	184	153	204	209	153	145	121
Zinc tones	204	189	252	245	202	166	131

Silver equivalent
ounces (Ag Eq oz)	148,490	133,522	171,891	156,556	121,166	115,672	90,381

GREAT PANTHER RESOURCES LIMITED THIRD QUARTER 2007 (UNAUDITED)	6

Continuing underground development work is being conducted at several locations in the mine. Vein widths narrowed somewhat during the third quarter, resulting in the requirement for more working faces and increased mine development in order to maintain production levels. Refurbishment of the third ball mill at Topia is now complete. The Company anticipates some operating efficiencies as the larger ball mill will adequately handle the mine’s current production previously handled by two smaller ball mills. These two smaller ball mills will now only be activated when the third ball mill is shut down for scheduled repair and maintenance.

Total cash cost of sales at Topia for the three and nine months ended September 30, 2007 were CDN$1,786,080 and CDN$4,504,632, respectively, of which $45,773 and $158,413 respectively, was the cost associated with custom milling. The year to date direct cash cost of sales was USD$6.28 per ounce of Ag Eq oz compared to USD$5.07 for the first two quarters (restated) of the year. The increase was largely due to higher refining and smelting rates. Lower grades at Topia and a weakened US dollar also contributed to a higher cash production cost per ounce. There was also an increase in mine development costs as a result of decreased vein widths, which in turn increased the number of working faces required to keep production at the same levels.
	September 30,	September 30, 2007	September 30, 2007
	2007 YTD	YTD	YTD
	$CDN Cost	USD$ Cost per tonne	USD$ Cost per Ag Eq oz
Cash production cost	$ 2,273,317	$ 82.03	$ 4.53
Transportation and smelter	875,491	31.59	1.75

Direct cash cost of sales	$ 3,148,808	$ 113.62	$ 6.28
Site preparation and other
costs	1,197,411
Cash operating costs
(excluding custom milling)	4,346,219
Cash cost allocated to custom
milling	158,413

Total cash cost of sales	$ 4,504,632

GREAT PANTHER RESOURCES LIMITED THIRD QUARTER 2007 (UNAUDITED)	7

Guanajuato Mine

The average gold grade increased slightly from 0.80 g/t to 0.84 g/t while the silver grade decreased slightly from 115.5 g/t to 109.9 g/t resulting in a slight decrease in the silver equivalent grade from 155.6 g/t to 151.9 g/t. Throughput for the quarter (60,031 tonnes) was 24% higher than FY07-Q2 (48,403 tonnes), while overall output increased by 20% from 176,828 Ag Eq oz to 212,617 Ag Eq oz.

The erratic nature of gold and silver distribution continues to be a challenge at Guanajuato and the Company is implementing a number of measures to improve the grade control. Recoveries averaged 70.5% for gold and 73.1% for silver in Q3 compared to 72.4% and 73.3%, respectively in Q2. A metallurgical test program is also underway to find ways of improving the recoveries.
	FY07-Q3	FY07-Q2	FY07-Q1	FY06-Q4	FY06-Q3	FY06-Q2	FY06-Q1

Tonnes milled	60,031	48,403	49,761	39,932	36,106	10,073	-

Gold ounces	1,147	903	798	420	387	181	-
Silver ounces	155,272	131,683	106,646	52,499	39,246	13,735	-

Silver equivalent
ounces (Ag Eq
oz)	212,617	176,828	146,552	73,995	59,088	22,986	-

With the addition of Charles Brown as Chief Operating Officer during the reporting period, the Company is placing a great deal of emphasis on operational issues at Guanajuato in order to improve the performance of the mine development program and ore processing issues. The opening of the new state-of-the-art laboratory on-site at the mine will ultimately allow for an increase in the number of grade control samples that can be taken. Also, as part of the improvement plan, underground drillers are being trained to increase the level of productivity of diamond drilling, a necessary component of successful mining.

GREAT PANTHER RESOURCES LIMITED THIRD QUARTER 2007 (UNAUDITED)	8

Total cash cost of sales for the three and nine months ended September 30, 2007 for the Guanajuato operations totaled CDN$2,565,628 and CDN$6,470,710, respectively. The year to date direct cash cost of sales was USD$9.29 per Ag Eq oz compared to the previous quarter’s YTD (restated) direct cash cost of USD$8.97 per Ag Eq oz. The increase is due primarily to higher refining rates as well as a weakened US dollar.
	September 30,	September 30, 2007	September 30, 2007
	2007 YTD	YTD	YTD
	$CDN Cost	USD$ Cost per tonne	USD$ Cost per Ag Eq oz
Cash production cost	$ 4,710,493	$ 26.94	$ 7.95

Transportation and smelter	793,650	4.54	1.34

Direct cash cost of sales	$ 5,504,143	$ 31.48	$ 9.29
Site preparation and other
costs	966,567

Total cash cost of sales	$ 6,470,710

An ongoing surface drill program, focused on defining mineralization in the Promontorio/Garrapata area, continued to delineate four new silver-gold zones and provided further definition on three previously known silver-gold zones. Some of these zones locally appear to coalesce into one zone that is 10 metres in width. These zones lie within close proximity to existing mine workings, which will significantly lower their development costs. The rehabilitation of these old workings is already underway and plans are being made for the exploitation of this area in 2008.

For the year, 7,408 metres of surface drilling has been completed at Guanajuato. The drill program has been highly successful in evaluating previously untested areas of the 4.2 kilometre section of the Veta Madre structure and has resulted in the discovery of several new zones of mineralization that can now be brought into the Company’s mine plan.

GREAT PANTHER RESOURCES LIMITED THIRD QUARTER 2007 (UNAUDITED)	9

PRIMARY MINERAL EXPLORATION PROPERTIES

The Company currently has two significant exploration properties known as the Mapimi Project and the San Antonio Project. The Virimoa Project was returned to the vendor during the second quarter of 2007.

Mapimi Project

The Company continued its delineation drilling on the La Gloria and Las Palmitas Zones in an attempt to expand the known resource that was based upon previous work of Coeur d’Alene Mines Corp. in 1997-98. Data from Coeur d’Alene’s drilling was used by Wardrop Engineering to calculate the current NI 43-101 Inferred Mineral Resource on these two zones (Great Panther news release September 11, 2006), of 22.3 million ounces of silver equivalent (Ag Eq oz), contained in 4,969,800 tonnes at a grade of 59 g/t Ag, 0.13 g/t Au, 0.81% Pb and 1.31% Zn (139 g/t Ag Eq).

Great Panther has now completed 29 diamond drill holes on La Gloria and Las Palmitas and has discovered another new zone of silver-lead-zinc mineralization, La Gloria East that, although of lower grade, is still open to the north. Results of this drilling have been given to Wardrop Engineering for the purpose of obtaining a new resource estimate for the property. Once complete, the new resource will be used as the basis for a preliminary scoping study to determine the potential for an open pit mine.

Other exploration work completed to date on the Mapimi Property continues to be highly encouraging as airborne and ground geophysical surveys have identified two large and intense anomalies that are interpreted to reflect sulphide mineralization. Results of this work have been used to plan a 5,000-metre drilling program that commenced in October.

San Antonio Project

Geological mapping and sampling continued on the San Antonio Project during the report period. Field crews have identified specific targets for a diamond drilling program scheduled to commence in the fourth quarter of this year. Under the terms of an option agreement, Altair Ventures Inc. can earn a 70% interest in the property by spending $1,000,000 on exploration and making certain cash payments and share issuances to Great Panther over a 4 year period. Great Panther is the operator of the project.

Virimoa Project

On May 30, 2007, the Company provided notice that it was terminating the option agreement on the Virimoa property in Durango State. No field work was conducted on the property during 2007.

LIQUIDITY AND CAPITAL RESOURCES

Although the Company currently has operations that are generating cash flow, the economic viability of the operations has not been fully substantiated. The financial success of the Company relies on management’s ability to continue the successful rehabilitation, development and operation of its mines, to develop its exploration properties, and ultimately achieve profitable operations. This process can take years and is largely based on factors that are beyond the control of Great Panther.

In order to finance its operations, exploration activities and corporate overhead, the Company is dependent on investor sentiment remaining positive towards the gold and silver exploration business generally, and specifically towards Great Panther. Many factors have an influence on investor sentiment, including a positive climate for mineral exploration, a company’s track record and the experience and calibre of a company’s management. There is no certainty that equity funding, if required, would be available to finance the Company’s future activities.

GREAT PANTHER RESOURCES LIMITED THIRD QUARTER 2007 (UNAUDITED)	10

Cash and Financial Conditions

The Company had a cash (and cash equivalents) balance of $2,523,680 as at September 30, 2007 as compared to $9,208,048 as at December 31, 2006. This decrease is largely attributed to expenses incurred in exploration and the purchase of capital assets. The decrease is partially offset by positive operational cash flow now being generated by the two mines.

The Company had working capital of $6,813,319 as at September 30, 2007 compared with working capital of $12,533,156 as at December 31, 2006. There is no assurance that working capital and the anticipated exercise of outstanding warrants, together with net revenues from increasing production, will be adequate to fund the Company’s activities and to cover corporate overhead for the next twelve months, especially if the Company proceeds with significant exploration activities.

Investing Activities

For the three and nine months ended September 30, 2007, the Company had a net cash outflow from investing activities, for mineral properties and the purchase of capital assets, of $911,056 and $3,272,170, respectively.

Financing Activities

For the three and nine months ended September 30, 2007, the Company raised proceeds of $890,365 and $2,082,001, respectively, through the exercise of warrants, and $180,750 and $363,000, respectively, through the exercise of options.

The Company raised $4,050,000 through the issue of two unsecured convertible notes during the third quarter of 2007.

The Company made repayments of long-term debt during the three and nine months ended September 30, 2007 of $524,896 and $918,504, respectively.

Subsequent to September 30, 2007, the Company received proceeds of $354,600 on the further exercise of warrants and options.

Outlook

Great Panther continues to experience strong growth. The Company has completed the work necessary to bring the third ball mills at each of the two plants into operation. This milestone will increase the production capabilities at both Topia and Guanajuato and create some operational efficiencies. The Company is continuing with mine development in new areas at both mine sites in order to provide additional working faces and higher levels of production.

The Management of the Company believes that there are adequate funds currently available to maintain its current operations. However, should Great Panther decide to pursue a significant exploration drilling program, the Company will likely be relying on the equity markets to meet its financing needs during the next 12 months.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management had concluded that, as of December 31, 2006, material weaknesses existed in the Company’s internal control over financial reporting. These weaknesses are detailed in the Company’s December 31, 2006 Management Discussion and Analysis.

GREAT PANTHER RESOURCES LIMITED THIRD QUARTER 2007 (UNAUDITED)	11

During the first nine months of 2007, the Company has worked diligently towards improving its internal controls and remediating internal control weaknesses identified through hiring more experienced and qualified staff in both Canada and Mexico. In addition to improvements made in the accuracy and timeliness of financial reporting from the Company’s Mexican operations, increased senior management review and supervision over financial reporting has been implemented.

CHANGES IN ACCOUNTING POLICIES

Changes in accounting policies introduced during 2007 are described in detail in Note 2 of the unaudited Consolidated Financial Statements for September 30, 2007.

TRANSACTIONS WITH RELATED PARTIES

The Company entered into the following transactions with related parties:
	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	September 30, 2007	September 30, 2006	September 30, 2007	September 30, 2006

Consulting fees paid or accrued
to companies controlled by
directors of the Company	$ 116,500	$ 96,250	$ 402,500	$ 290,500

Consulting fees paid or accrued
to companies controlled by an
officer of the Company	107,516	66,309	308,070	206,185

Cost recoveries received or
accrued from a company with a
common director of the
Company	149,448	-	275,507	-

Office and administrative fees
paid or accrued to a company
controlled by a director of the
Company	$ 9,700	$ 24,184	$ 30,062	$ 75,288

SECURITIES OUTSTANDING

At the date of this MD&A, the Company had 73,372,182 common shares issued and 17,905,244 warrants and options outstanding.

Three convertible notes with a total carrying value of $6,070,000 carry a conversion feature whereby they may be converted into 3,330,303 common shares of the Company at a weighted average price of $1.82 per share.

Fully diluted, the issued and outstanding shares of the Company would be 94,607,729.

FORWARD-LOOKING STATEMENTS

Certain information set forth in this document includes forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Great Panther’s control, including but not limited to: the execution and outcome of current or future exploration activities; information included or implied in the various independently produced and published technical reports; anticipated drilling and resource estimation plans; cash flows; currency fluctuations; increases in production costs; differences in recovery rates from those expected; and other general market and industry conditions.

GREAT PANTHER RESOURCES LIMITED THIRD QUARTER 2007 (UNAUDITED)	12

Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and as such, undue reliance should not be placed on forward-looking statements. The Company’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements and accordingly, no assurance can be given that the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits Great Panther will derive from them.

The Company disclaims any intention and assumes no obligation to update any forward-looking statements, even if new information becomes available, as a result of future events or for any other reason. Risks that could cause the Company’s actual results to materially differ from its current expectations are described in Great Panther’s 2006 Annual Management’s Discussion and Analysis. The risk profile of the Company remains substantially the same.

ADDITIONAL SOURCES OF INFORMATION

Additional information relating to Great Panther Resources Limited can be found on SEDAR at www.sedar.com and EDGAR at http://sec.gov/edgar.shtml or the Company’s website at www.greatpanther.com.

GREAT PANTHER RESOURCES LIMITED THIRD QUARTER 2007 (UNAUDITED)	13

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREAT PANTHER RESOURCES LIMITED

_______________________________________
 Executive Chairman
Date: November ___, 2007